November 14, 2018

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted November 5, 2018
           CIK No. 0001743102

Dear Mr. Yan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted November 5, 2018

Related Party Transactions
Transaction with Niwodai Finance, page 172

1. We note your response to comment 7 and that Niwodai Finance agreed to pay Shanghai
       Caiyin an aggregate amount of RMB700 million as the total consideration for the assumption of RMB 2.9 billion of other guarantee liabilities. In addition, Shanghai Caiyin
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Jiayin Group Inc.
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         also acquired the customer recognition of the Niwodai brand and proprietary technology of Niwodai Finance. Tell us how you accounted for and the values assigned to the Niwodai brand and proprietary technology acquired as well as the accounting literature followed.
Notes to the Consolidated Financial Statements
Note 2--Summary of Significant Accounting Policies
(i) Investor assurance program, page F-14

2. We note your response to comment 10 and that service fees collected from "all the loans"
         are utilized to compensate investors under the investor assurance program as well as the other guarantee liabilities assumed in the Niwodai transaction. Please revise to clarify the underlying population of "all the loans" including if you receive service fees related to the underlying loans for other guarantee liabilities acquired in the Niwodai Finance acquisition.
3. We note your response to comment 11 and that with the overall improvement of the
         Company's credit management capability, the net expected accumulative loss rate has declined for the periods presented. We also note from your Critical Accounting Policies,
         Judgments and Estimates on page 101 for your Investor Assurance Program, that expected collection rates of defaulted loans is a significant unobservable input in the determination of the net expected accumulative loss rate and the estimate of the allowance for uncollectible accounts as stated in your response to comment 15. Please revise to disclose estimated recoveries used in the determination of the net expected accumulated loss rates on the outstanding loans for each of the periods presented as discussed in your response to comment 12, including how these amounts are reflected in the allowance for uncollectible accounts receivables and contract assets.
(k) Restricted Cash, page F-14

4.       We note your response to comment 8. Please address the following:
           You state that contributions from both new loans and old loans are deposited to the designated restricted cash accounts for the investor assurance program. Please disaggregate the contributions from borrowers between loans facilitated by you and those related to the Niwodai Finance acquisition. Additionally, explain why no asset was recognized for contributions due to you in connection with the Niwodai Finance acquisition;
             You state that contribution from borrowers has no direct relationship with the collection of assets from the investor assurance program. You also state on page F-14, that under the investor assurance program, you set aside a certain percentage of service fees into designated restricted cash accounts to be used to cover on a portfolio basis the principal and interest of defaulted loans, payable on a first-loss basis up to the balance of the investor assurance program. Disclose the nature of the service fees set a
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             side into designated restricted cash accounts;
             Tell us why contributions from borrowers for service fees collected in the name of
             "Post origination service fees" and "Post-loan management fees" would be designated as restricted cash used to satisfy your investor assurance liabilities; and
             You state that the collection of assets from the investor assurance program represents any service fees, regardless of their name, collected from borrowers that are applied against the balance of the assets from the investor assurance program. You also state on page F-16, that the asset from investor assurance program is recognized initially at loan inception corresponding to the stand-ready liability measured at fair value at inception, representing the fair value of service fees receivable from the underlying loans that are expected to be used for the estimated payout of the corresponding guarantee liabilities. Tell us your basis for applying service fees other than the guarantee service to the asset from investor assurance program. Refer to ASC 460-10-
             30-2.
Note 5. Liabilities from Investor Assurance Program, page F-34

5. We note your response to comment 17. Please disaggregate prior year net payouts by vintage based on the underlying original liability (e.g. 2015 and prior, 2016, 2017 and
         2018).
Unaudited Interim Condensed Consolidated Balance Sheets, page F-48

6. Please revise to separately present accounts receivable and contract assets separately on the face of the balance sheet for the periods presented.
Notes to the Unaudited Interim Condensed Consolidated Balance Sheets
Note 2--Summary of Significant Accounting Policies
(g) Revenue Recognition, page F-57

7. We note your response to comment 15 and that the allowance for uncollectible accounts for contract assets is based on estimates, historical experience and other factors surrounding the credit risk of specific customers which is essentially the net expected accumulative loss rates used in determining the fair value of guarantee liabilities under each product type. We also note your disclosure that the concept of aging is not applicable to contract assets given the nature of these assets. Please address the following;
           Tell us why write-off activity for contract assets and accounts receivable for the six months ending June 30, 2018 is not reflective of net payout activity in the liabilities from investor assurance programs for the same period since the underlying payments for both service fees and monthly repayment of principal and interest are due and made together;
           Tell us why the allowance for uncollectible accounts and contract assets of RMB
             176,825 and 17.3% of total contract assets and accounts receivable for current loan
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November 14, 2018
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          products of RMB 1,021,860 is greater than the net expected accumulative loss rate on outstanding loans of 10.6% used in determining the fair value of guarantee liability for the investor assurance program as of June 30, 2018 disclosed on page F-55;
          Tell us why the allowance for uncollectible accounts and contract assets of RMB
          157,826 and 38% of total contract assets and accounts receivable for offline and non-
          standard loan products of RMB 414,709 is greater than the net expected accumulative loss rate on outstanding loans of 20.1% used in determining the fair value of guarantee liability for the investor assurance program as of June 30, 2018 disclosed on page F-
          55; and
          Tell us why write-offs for current loan products during the period ending June 30,
          2018 were only RMB 8,387 considering contract assets for current loan products of
          RMB 352,980 at December 31, 2017, the net expected accumulative loss rate of 11%
          and weighted average contractual term of 8 months as disclosed on page F-55.
8. Please revise the asset activity table to disclose the movement of accounts receivable and contract assets separately for the periods presented. Similar disclosures should be made for the movement in uncollectible accounts receivable and contract assets.
9. We note the disclosure that accounts receivable and contract assets are identified as uncollectible if the amount remains outstanding for 90 calendar days past due after the maturity of the underlying loan contract term and no other factors evidences the possibility of collecting delinquent amounts. Please clarify if "the maturity of the underlying loan contract term" as it relates to repayments, is the same as the definition used in determining the "M3+ Delinquency Rate By Vintage" which appears to be the total amount of principal for all loans in a vintage for which any repayment was more than
      90 days past due as of a particular date.
       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameDinggui Yan
                                                            Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                            Office of Financial
Services
November 14, 2018 Page 4
cc:       Meng Ding, Esq.
FirstName LastName